SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                   SCHEDULE TO
                             TENDER OFFER STATEMENT
                   (Under Section 14(d)(1) or 13(e)(1) of the
                        Securities Exchange Act of 1934)
                                (Amendment No. 2)

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                                 TEKTRONIX, INC.
                                (Name of Issuer)

                            TEKTRONIX, INC. (ISSUER)
                   (Name of Filing Person (identifying status
                      as offeror, issuer or other person))
                         Common Stock, Without Par Value
                         (Title of Class of Securities)

                                    879131100
                      (CUSIP Number of Class of Securities)

                                 James F. Dalton
                       Vice President and General Counsel
                                 Tektronix, Inc.
                             14200 SW Karl Braun Dr.
                                  P.O. Box 500
                               Beaverton, OR 97077
                                 (503) 627-7111
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                         on Behalf of the Filing Person)

                                    Copy to:

                               Margaret Hill Noto
                                 Stoel Rives LLP
                         900 SW Fifth Avenue, Suite 2600
                             Portland, OR 97204-1268
                                 (503) 224-3380

                            CALCULATION OF FILING FEE

Transaction                                                     Amount of
Valuation: $350,000,000*                                   Filing Fee: $70,000**
-----------------------
*        Assumes purchase of 7,954,545 shares at $44 per share.
**       Previously paid.

         [X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $70,000                    Filing Party: Tektronix, Inc.
Form or Registration No.: Schedule TO,              Date Filed: January 26, 2000
                          Registration No. 005-10548

         [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

         [ ]  Third-party tender offer subject to Rule 14d-1.
         [X]  Issuer tender offer subject to Rule 13e-4.
         [ ]  Going-private transaction subject to Rule 13e-3.
         [ ]  Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

         This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") dated January 26, 2000 filed by Tektronix, Inc., an Oregon corporation (the "Company"), relating to the offer by the Company to purchase up to 7,954,545 shares (or such lesser number of shares as are properly tendered) of its Common Stock, without par value (including the associated preferred stock purchase rights (the "Rights") issued pursuant to the Rights Agreement dated as of August 16, 1990 between the Company and ChaseMellon Shareholder Services, L.L.C., as the Rights Agent), at prices not in excess of $44 nor less than $39 per share, net to the seller in cash, without interest thereon, as specified by shareholders tendering their shares, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 26, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer"), and is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal are filed with the Schedule TO as Exhibits
(a)(1)(A) and (a)(1)(B) hereto, respectively. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

         All information in the Offer to Purchase filed as Exhibit (a)(1)(A) is incorporated by reference in answer to all of the items in the Schedule TO except those items as to which information is specifically provided herein.

Item 2. Subject Company Information.

         Item 2 of the Schedule TO is hereby supplemented and amended by adding the following:

         The Offer expired at 12:00 Midnight, New York City time, on February 23, 2000. The Company accepted a total of 107,394 Shares at a purchase price of $44.00 per Share. As of January 19, 2000, the Company had 47,473,770 Shares outstanding. Following the purchase of the Shares properly tendered in the Offer, the Company has approximately 47,491,542 Shares outstanding.

Item 11. Additional Information.

         Item 11 of the Schedule TO is hereby supplemented and amended by adding the following:

         On February 24, 2000, the Company issued a press release announcing the preliminary results of the Offer, a copy of which is filed as Exhibit (a)(l)(K) hereto and is incorporated herein by reference. On February 29, 2000, the Company issued a press release announcing the final results of the Offer, a copy of which is filed as Exhibit (a)(l)(L) hereto and is incorporated herein by reference.

Item 12. Exhibits.

Exhibit
Number         Description
-------        -----------
(a)(1)(K)      Press Release dated February 24, 2000
(a)(l)(L)      Press Release dated February 29, 2000

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
                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 29, 2000                TEKTRONIX, INC.


                                        By  COLIN SLADE
                                            ------------------------------------
                                            Colin Slade
                                            Vice President and
                                            Chief Financial Officer

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
                                  EXHIBIT INDEX

Exhibit
Number         Description
-------        -----------
(a)(1)(K)      Press Release dated February 24, 2000
(a)(l)(L)      Press Release dated February 29, 2000